Faegre Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

January 8, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds – Reorganization involving U.S. Government Money Market Fund (File No. 811-08236)

Ladies and Gentlemen:

On behalf of Northern Funds (the “Trust”), transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is a copy of the Trust’s Registration Statement on Form N-14 (the “Registration Statement”).

This filing is made in connection with the reorganization (the “Reorganization”) of the U.S. Government Money Market Fund (the “Acquiring Fund”) with the Money Market Fund (the “Acquired Fund” and together with the Acquiring Fund, the “Funds”).

The combined Prospectus/Proxy Statement contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Fund to approve a Plan of Reorganization by and between the Trust, on behalf of the Acquiring Fund and the Acquired Fund, and Northern Trust Investments, Inc., the Funds’ investment adviser. Pursuant to the Plan, all of the assets of the Acquired Fund will be transferred to the Acquiring Fund, in exchange for (i) the assumption by the Acquiring Fund of all liabilities of the Acquired Fund, and (ii) the issuance by the Acquiring Fund of shares of

Securities and Exchange Commission

January 8, 2021

beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) to the Acquired Fund, followed immediately by a pro rata distribution by the Acquired Fund of the Acquiring Fund Shares to its shareholders in liquidation of all of the shares of beneficial interest of the Acquired Fund that are then outstanding.

This filing is being made pursuant to Rule 488 under the 1933 Act, and it is intended that the Registration Statement will become effective automatically on February 8, 2021. Therefore, we would appreciate receiving any comments you may have as soon as possible so that we may be in a position to mail the Prospectus/Proxy Statement contained in the Registration Statement on or about February 12, 2020. Performance information, to the extent that it is available, and other information will be updated in a 497 filing.

The Trust has previously registered an indefinite number of its shares under the 1933 Act pursuant to an election under Rule 24f-2 under the Investment Company Act of 1940, as amended.

As requested in the staff’s generic comment letter dated February 25, 1994, we note for your information that shares of the Trust are marketed in part through banks.

Please call me with questions or comments concerning this filing at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

Enclosures

cc:	Jose Del Real, Esq.
Diana E. McCarthy, Esq.
Kevin O’Rourke